Exhibit 99.1
NEWS RELEASE

First Mining Provides an Exploration Update for the Pickle Crow Gold Project

Multiple Walk-Up Drill Targets Identified by Auteco; Drilling Campaign to Start in Late May

March 30, 2020 – Vancouver, BC – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to provide an exploration update on its Pickle Crow Gold Project (“Pickle Crow” or the “Project”) located in Ontario, Canada. Auteco Minerals Ltd (“Auteco”) (ASX: AUT), First Mining’s partner on Pickle Crow, is advancing the Project and may earn up to an 80% interest in the Company’s wholly-owned subsidiary PC Gold Inc. (“PC Gold”), which owns the Project.

Auteco has announced that they have commenced field activities, data compilation and resource modelling, and are currently anticipating minimal impact on their 2020 field objectives from the developing COVID-19 situation. Auteco’s review of the available historical drill core has identified multiple shallow, drill-ready, regional targets associated with four major mineralized shear zones within the Project area. Cumulatively, there are more than 110 kilometres of underexplored strike on the structures which are prospective for high-grade orogenic gold.

Auteco intends to commence its first diamond drilling campaign at Pickle Crow, totalling 5,000 metres, in late May, and plans to test high potential, walk-up targets regionally and in the surrounding mine area. Auteco also expects to complete a JORC 2012 compliant resource update for Pickle Crow in early Q2. This resource update by Auteco will incorporate their geological review and will focus on the high-grade, underground mineable resource areas at the Project.

Dan Wilton, CEO of First Mining, stated “We are excited that our partner for Pickle Crow, Auteco, is driving forward with exploration at Pickle Crow. The Project is benefiting from a renewed look by the strong technical team at Auteco, including a new geological review. The work the Auteco team is doing provides an opportunity for a better understanding of Pickle Crow’s potential, and we look forward to their first set of drill results on the Project this summer.”

Auteco’s Executive Chairman, Ray Shorrocks, commented “Auteco intends to commence an initial shallow 5,000 metre diamond drill program in late May, targeting shallow, high-grade, walk-up drill targets to bring further resource areas into JORC compliance. At the same time, Auteco geologists have been working to integrate regional datasets and, in the process, have identified multiple, high-grade and drill ready regional targets, related to four major structures with more than 110 kilometres of prospective strike. Work is continuing across the 320 km2 (32,000 ha) project area with geological, structural and geophysical reviews ongoing to be followed up with targeting, on-ground testing and drilling in the coming field season.”

The four major mineralized shear zones identified by Auteco within the Project area are regional scale structures that formed the conduits for gold mineralization in the Pickle Lake Greenstone Belt. The structures include the Core Mine Shear Zone (where the past-producing Pickle Crow, Central Patricia and Dona Lake Gold mines are situated), as well as the less explored Tarp Lake, Cohen-MacArthur and East Pat Shear Zones. A map showing these regional shear zones can be viewed here.

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Tarp Lake: The regional scale shear zone, which trends north-northeast and extends more than 20 kilometres through the western edge of the Project tenements, has limited historical drilling over the 14 kilometres of identified strike length with three main target areas identified. Historical drill results from the Tarp Lake Target on this shear zone include 1.5 g/t gold over 36.0 metres (from 158 metres in TL-29), 7.2 g/t gold over 4.6 metres (from 76.9 metres in GPT-90-12) and 4.4 g/t gold over 5.2 metres (from 246.6 metres in CGR91-15). At the Metcalf Target, historical drill results included 74.4 g/t gold over 1.8 metres (from 164 metres in S-18) and 28.5 g/t gold over 1.8 metres (from 114.3 metres in S-11).
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Core Mine Shear: This zone hosts the past-producing Pickle Crow mine. In addition to the historical mine, multiple high-grade gold targets have been identified. These include the Springer Shaft Target, F Vein Target and SW Powderhouse Target. At the Springer Shaft Target, reported historical gold production amounted to 13,000 ounces at 24 g/t gold. Unmined drill intersections include 36.6 g/t gold over 1.7 metres (from 15.1 metres in CPSH-88-01) and 69.4 g/t gold over 0.8 metres (from 16.1 metres in CPSH-88-03). At the F Vein Target, historical drill results include 9.3 g/t gold over 4.6 metres (from 27.1 metres in CP-88-92) including 21.4 g/t gold over 2.4 metres. The SW Powderhouse Target includes historical drill results of 7.3 g/t gold over 6.1 metres (from 86.6 metres in PL04-26) and 11.1 g/t gold over 3.0 metres (from 119.62 metres in PL04-29).
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Cohen-MacArthur Shear: This zone has been observed on surface and in diamond drill core and has been identified as a 50-metre-wide high strain zone with coincident, intense ankerite-sericite alteration and quartz-carbonate veining. Due to subdued topography and glacial till covering most of the strike length, limited exploration of second order structures has been completed. However, drilling around outcropping mineralization has identified two target areas: MacArthur and Kawinogans. The MacArthur target includes historical drill results of 1.5 g/t gold over 14.3 metres (from 30.5 metres in PC-10-067) and the Kawinogans target includes historical drill results of 1.4 g/t gold over 23.5 metres (from 196 metres in PC-10-092).
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East Pat Shear: This zone has been underexplored due to subdued topography and glacial till cover. It was identified and drilled by First Mining’s predecessor, PC Gold, in 2010 in the East Pat Target area. Drill results from this area included 2.2 g/t gold over 35.7 metres (from 214.5 metres in PC-10-108) and 7.7 g/t gold over 6.0 metres (from 232 metres in PC-11-145).

Pickle Crow is one of Canada’s highest-grade historical gold mines. It operated from 1935 until 1966, during which time it reportedly produced almost 1.5 million ounces of gold at an average grade of 16.14 g/t. The property consists of ~190 km2 (19,000 hectares) of tenure covering a major gold province. Auteco recently increased its landholding near the Project by staking an additional 130 km2 (13,000 ha) of land contiguous to Pickle Crow, thereby increasing the combined property’s land package to over 320 km2 (32,000 ha) (see news release dated February 18th, 2020). First Mining acquired the Project in November 2015 through its acquisition of PC Gold Inc.

There has been limited exploration on the Property subsequent to when mining ceased in 1966, with the latest exploration focused on development of remnant resources in proximity to the old mine infrastructure. Auteco’s development focus is on returning to first principles, completing a new geological review and applying modern exploration technologies in their advancement of the Project. Auteco has a strong focus on discovering and developing new project scale, high-grade, near surface gold resources.

Additional Details

A map showing the location of Pickle Crow and regionally significant projects can be viewed at:
http://www.firstmininggold.com/_resources/maps/2020_03-FF-Pickle-Crow-Regional-Map.jpg.

A map showing the identified regional shear zones within the Project tenement area can be viewed at:
http://www.firstmininggold.com/_resources/maps/2020_03-FF-Pickle-Crow-Shear-Zones.jpg.

An inset map showing the various targets within the Project tenement area can be viewed at:
http://www.firstmininggold.com/_resources/maps/2020_03-FF-Pickle-Crow-Targets.jpg.

About Auteco

Auteco Minerals Limited (ASX: AUT) is an emerging mineral exploration company currently focused on advancing high-grade gold resources at the Pickle Crow Gold Project in Ontario, Canada. The Auteco Board of Directors and technical management team has a proven track record of discovering gold and creating wealth for shareholders and all stakeholders in recent years.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a “Qualified Person” for the purposes of NI 43-101, and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining Gold Corp. is a Canadian-focused gold exploration and development company advancing a large resource base of 7.4 million ounces of gold in the Measured and Indicated categories and 3.8 million ounces of gold in the Inferred category. First Mining’s primary focus is the development and permitting of its Springpole Gold Project and the advanced exploration of its Goldlund Gold Project, both located in northwestern Ontario. Springpole is one of the largest undeveloped gold assets in Canada, with permitting and a Pre-Feasibility Study underway. Goldlund is an advanced exploration stage asset where drilling in 2020 is planned to define both the extension of the existing resource area and to better define the regional scale potential. First Mining’s eastern Canadian property portfolio also includes Cameron, Pickle Crow, Hope Brook, Duparquet, Duquesne, and Pitt.

First Mining was created in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:
Mal Karwowska | Vice President, Corporate Development & Investor Relations
Direct: 604.639.8824 | Toll Free: 1.844.306.8827 | Email: info@firstmininggold.com
www.firstmininggold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) Auteco anticipating minimal impact from the developing COVID-19 situation on their 2020 field objectives for the Project; (ii) timing for the commencement of Auteco’s first diamond drilling campaign at the Project and the timing for assay results from such drilling program; (iii) Auteco’s plans to test high potential, walk-up targets regionally and in the surrounding mine area at the Project; (iv) the completion of a JORC 2012 compliant resource update for Pickle Crow in early Q2 (v) the JORC 2012 compliant resource update incorporating Auteco’s geological review and focusing on the high-grade, underground mineable resource areas at the Project Pickle Crow; (vi) the Company’s primary focus on developing and permitting Springpole and the advanced exploration of its Goldlund Gold Project; and (vii) realizing the value of the Company’s gold projects for the Company’s shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation the Company’s business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2018 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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